Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 8, 2011

TO THE PROSPECTUS DATED SEPTEMBER 19, 2011

This Supplement No. 1 (the “Supplement”) should be read in conjunction with the prospectus of Global Growth Trust, Inc. dated September 19, 2011 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior stickers and supplements to the prospectus. Unless otherwise defined herein, capitalized terms used have the same meanings as in the prospectus. The terms “we,” “our,” “us” and “Global Growth Trust, Inc.” means Global Growth Trust, Inc. and its subsidiaries.

The purpose of this Supplement is to update certain information contained in the prospectus.

Table of Contents

	Supplement No. 1 Page No.	Prospectus – Related Section/Page No.
Recent Operational Developments
Status of Our Offering	1	N/A
Real Estate Portfolio	2	79
Fees and Expenses Incurred and Payable to our Advisor and its Affiliates	6	107
Distributions Declared	8	113

Other Updates to the Prospectus
Suitability Standards	9	i
Questions and Answers About This Offering	9	17
Prospectus Summary	9	1
Selected Financial Data	10	86
The Advisor and the Advisory Agreement	11	93
Plan of Distribution	11	148
Experts	11	157
Incorporation of Certain Information by Reference	12	158
Definitions	12	159

RECENT OPERATIONAL DEVELOPMENTS

Status of Our Offering

We commenced our initial public offering of shares of our common stock on October 20, 2009. We have extended our initial public offering from October 9, 2011, our original termination date, until October 9, 2012. As of November 4, 2011, we had accepted investors’ subscriptions for, and issued, approximately 3.5 million shares of our common stock pursuant to our public offering resulting in aggregate subscription proceeds of approximately $35.1 million. To date, we have not issued any shares pursuant to our Distribution Reinvestment Plan. As of November 4, 2011, approximately 142.7 million shares of our common stock remain available for sale in our primary offering, and 3.75 million shares of our common stock remain available for issuance under our Distribution Reinvestment Plan. We reserve the right to reallocate the shares we are offering between the primary offering and the Distribution Reinvestment Plan.

Real Estate Portfolio

This section contains certain information that supplements and updates the information under, and should be read together with, the section “OUR INVESTMENTS” beginning on page 79 of the prospectus.

We make investments directly though entities wholly owned by our Operating Partnership, or indirectly through other entities. As of September 30, 2011, we owned a development property currently under construction as a multi-family development in Mount Pleasant, South Carolina, a submarket of Charleston, which was acquired by a joint venture in which we hold a 95% equity interest. In October 2011, we acquired a 100% fee simple interest in a three-building office complex located in Duluth, Georgia. All of our real property ownership interests have been acquired from third parties not affiliated with us or our advisor, CNL Global Growth Advisors. We believe that our properties are suitable for their intended purposes and are adequately covered by insurance.

Real Property Portfolio

The following is a summary of our real property investments as of September 30, 2011:

Property Name	Location	Property Type	Date Acquired	Ownership Interest	Contract Purchase Price(1)	Approximate Rentable Space or Number of Units and Total Square Feet of Units	Approximate Annualized Base Rent or Average Effective Monthly Rent Per Unit(2)	Average Remaining Lease Term in Years	Approximate % Leased

Long Point Property(3)	Mount Pleasant, SC	Multi-family	5/20/11	95%	$3,432,000	(3)	N/A	N/A	N/A

(1)	Purchase price excludes closing costs.

(2)	For multi-family properties, the average effective monthly rent per unit will be calculated based on the then current, in-place monthly base rent for leases. It is expected that the Long Point Project (defined below) will commence leasing in 2012. For other commercial properties, annualized base rent will be calculated by annualizing the then current, in-place monthly base rent for leases.

(3)	The property was acquired through a joint venture with an affiliate of Woodfield Investments, LLC (the “Long Point Joint Venture”) and is being developed into a 258 unit, Class A garden-style apartment community on approximately 32 acres (the “Long Point Project”). The first phase of the Long point Project is expected to be completed during the second quarter of 2012, with the remainder of the project being completed in the fourth quarter of 2012. The purchase price was funded from the members’ capital contributions to the Long Point Joint Venture, as are certain development costs. The construction of the Long Point Project will be funded by draws on a construction loan collateralized by the Long Point Property. Our joint venture partner manages the development and construction of the Long Point Project, subject to our approval of all major decisions. Generally, operating cash flow from the Long Point Joint Venture will be distributed to the members on a pro rata basis. In a capital event, such as a sale of the property, proceeds will be distributed pro rata until the members receive a specified minimum return on their invested capital and the return of their invested capital; thereafter, our joint venture partner will receive a disproportionate share of any remaining proceeds at varying levels based on our having received certain minimum threshold returns.

Debt Obligations

The following is a summary of our outstanding debt obligations as of September 30, 2011:

Property and Related Loan	Outstanding Principal Balance ($ in millions)	Interest Rate	Loan Type	Maturity Date(1)	% of Total Debt

Long Point Property Mortgage Construction Loan(2)	$--(3)	LIBOR plus 2.5%, adjusted monthly, with an all-in interest rate floor of 3.25% per annum	Monthly interest only payments through May 20, 2014. If extended, then P&I monthly installments calculated based on a 30-year amortization	5/20/2014	--%(3)

(1)	Represents the initial maturity date (or, as applicable, the maturity date as extended as of September 30, 2011). The maturity date may be extended beyond the date shown.

(2)	The borrower is the Long Point Joint Venture and the loan is recourse against the Long Point Joint Venture. Principals of an affiliate of our joint venture partner have guaranteed the full amount of the loan and completion of the Long Point Project.

(3)	The principal amount available for construction draws under the loan is $21.4 million. The loan may be prepaid in whole, but not in part, without penalty. As of September 30, 2011, no amounts had been drawn under the loan.

Recent Investment and Financing Activity

Gwinnett Center. On October 17, 2011, we purchased 100% of the fee simple interest in a three building office complex in Duluth, Georgia, known as Gwinnett Center (“Gwinnett Center”). Gwinnett Center is situated on approximately 16 acres and has an aggregate of 263,742 net rentable square feet. Two of the buildings are four stories and were constructed in 1990 and 2000, and the third building has three stories and was constructed in 1999. Duluth is situated approximately 30 miles northeast of downtown Atlanta in Gwinnett County, the second most populated county within the Atlanta Metropolitan Statistical Area (the “Atlanta MSA”).

We acquired Gwinnett Center from Leeward Strategic Properties, Inc., an unaffiliated third party, for a purchase price of $14.1 million, exclusive of transaction costs. In connection with our investment in Gwinnett Center, we paid our advisor an Investment Services Fee of $260,850, which is equal to 1.85% of the purchase price.

Concurrent with our acquisition of Gwinnett Center, we closed on a loan from RBC Bank in the amount of $11.15 million. At the closing of the acquisition, we paid $7 million of the purchase price from a draw on the loan and the balance of the purchase price, together with transaction costs, were paid from proceeds of our current public offering. In addition, we plan to fund up to $0.6 million of capital improvements. Approximately $4.15 million of the loan proceeds are expected to be used to fund up to $0.3 million of those capital improvements and up to $3.85 million for future leasing commissions and tenant improvements for leases meeting certain requirements. The loan bears interest at a variable interest rate adjusted to the greater of (i) 4.95% or (ii) the LIBOR base rate (as defined in the loan agreement) plus 3.50%. The loan agreement provides for the reduction of the interest rate to the greater of (i) 4.20% or (ii) the LIBOR base rate plus 3.50% per annum if a minimum debt service coverage ratio is attained. The interest rate is also subject to a de minimis increase if a minimum deposit account balance is not maintained.

The loan has an initial term of three years and requires interest only monthly payments, with an option to extend the term for an additional two years, subject to meeting certain requirements and including the payment of an extension fee of 0.50% of the loan amount then outstanding. During the two-year extension, if any, monthly payments will equal $17,050 of principal and monthly accrued interest until the extended maturity date, at which time the loan will be due and payable in full. The loan may be prepaid at anytime without penalty, subject to our reimbursing the lender for its costs incurred in connection with any derivatives transaction or termination thereof as a result of the prepayment. Assuming no prepayment or extension of the loan for an additional term, and the $4.15 million available under the loan is fully drawn, the unpaid principal balance due on the loan at maturity is expected to be $11.15 million.

The loan is collateralized by a deed to secure debt, an assignment of leases and rents, and a pledge and security agreement, granting the lender a first priority security interest in Gwinnett Center. The loan is fully recourse to the borrower, a wholly owned subsidiary we formed to acquire Gwinnett Center. Generally, the loan documents contain customary covenants, agreements, representations and warranties and events of default. We provided the lender with a limited guaranty pursuant to which we guaranteed (a) the repayment of 50% of the principal amount owed by the borrower under the loan, which may be reduced to 25% of such obligation if the borrower meets certain financial covenants, and (b) 100% of other costs (including accrued and unpaid interest) outside of principal.

The real estate taxes for the year ended December 31, 2011 for Gwinnett Center of $349,182 were paid at closing of the acquisition and were based on the three buildings’ total assessed value of $9,462,640 and the applicable tax millage rates ranging from 0.02 to 1.93 per $100 of assessed value for the various taxing authorities.

For federal tax purposes, the depreciable basis in Gwinnett Center is expected to be approximately $11.3 million. We will calculate depreciation expense for federal income tax purposes by using the straight line method. We anticipate depreciating building and land improvements, for federal income tax purposes, based on estimated useful lives of 40 years and 20 years, respectively.

Prior to our acquiring Gwinnett Center, the seller had been holding the property as “real estate owned” as a result of a foreclosure action. Accordingly, as of the date of our acquisition, Gwinnett Center was approximately 41% leased in the aggregate to approximately 30 tenants. The lease terms for those tenants expire at various times ranging from the fourth quarter of 2011 through the fourth quarter of 2016. Certain leases have renewal options ranging from one to six years.

Lease Expirations

The following table lists, on an aggregate basis, all of the scheduled lease expirations for each of the years ending December 31, 2011 through December 31, 2020 and thereafter for Gwinnett Center. The table shows the approximate annualized base rent and percentage of annualized base rent represented by each lease.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income(1)	Percentage of Annual Base Rental Income(1)

2011	1	1,875	0.7%	$38,925	1.8%
2012	9	35,004	13.3%	$699,936	32.9%
2013	4	7,338	2.8%	$128,052	6.0%
2014	6	13,985	5.3%	$258,996	12.2%
2015	6	18,142	6.9%	$343,596	16.2%
2016	3	31,978	12.1%	$659,076	31.0%
2017	N/A
2018	N/A
2019	N/A
2020	N/A
Thereafter	N/A

(1)	The Annual Base Rental Income is based on annualized base rent in the last month prior to lease expiration, without consideration of tenant contraction or termination rights, and does not include any straight-line rent adjustment.

Significant Tenants

There are no tenants that are leasing 10% or more of the rentable square feet of Gwinnett Center.

Industry Concentration

The following table provides a summary of the industry concentration of the tenants of Gwinnett Center based on leased square footage:

Industry	Square Feet Leased	Industry Concentration

Business Services	32,027	29.6%
Educational Services	14,463	13.4%
Finance and Insurance	11,967	11.0%
Engineering	10,992	10.1%
Construction	7,228	6.7%
Government	6,343	5.9%
Administrative & Support Services	5,842	5.4%
Computers / Software	4,624	4.3%
Legal	3,611	3.3%
Real Estate	3,404	3.1%
Other	7,821	7.2%

Our acquisition of Gwinnett Center is consistent with our investment strategy. During the year prior to our acquisition of the property, ongoing ownership uncertainty made it difficult for the seller of this asset to undertake capital improvements and leasing efforts. Our investment objective for Gwinnett Center is to increase net operating income through the lease-up of existing vacancies and repositioning of the property in the marketplace. We intend to make certain upgrades and other improvements to the property in the approximate amount of $0.6 million which we intend to fund one-half from draws on the loan facility during the first year and one-half from expected cash flow from the property during the third year.

In evaluating potential investments such as Gwinnett Center, we consider a variety of factors, including location, functionality and property condition, price per square foot, replacement cost, population growth and market fundamentals such as regional and local economic conditions. Gwinnett Center is located within the Northeast Atlanta Office Submarket near Interstate 85, 30 miles northeast of Atlanta. The Northeast Atlanta Office Submarket benefits from proximity to residential neighborhoods that feature entry-to-executive level housing opportunities for the employees of a wide variety of companies based in the county. Employers are numerous and range from large domestic and international companies to local businesses. Although we expect positive absorption in the Northeast Atlanta Office Submarket, as well as the Atlanta MSA generally, Gwinnett Center will be subject to competition from similar properties within its market area and its economic performance could be affected by changes in local economic conditions. Though significant near term hurdles to economic recovery remain, we expect that improving household finances, moderate employment and income growth and increased corporate profitability should contribute to modest recovery in 2011 and increasing recovery in 2012. Based on positive demographics and economic factors in Gwinnett County and good access to and visibility of the property, together with the favorable purchase price for Gwinnett Center and its potential for repositioning in the market, we believe Gwinnett Center offers strong investment potential.

Overview of Asset Allocation and Global Focus

Although, as of the date of this Supplement, our initial investments are located in the southeastern U.S., we continue to have a broad mandate to invest in a wide variety of sectors around the world. Our initial focus on domestic properties has been based on the relative ease with which we can conduct due diligence and acquire assets of relatively small dollar investments. We believe the southeastern states offer the most attractive pricing and are poised for further gains; however, we expect to diversify our domestic investments by making further acquisitions outside of the southeastern states.

As we look more broadly at our investment mandate, we anticipate that up to 30% of our assets may be located outside the U.S. With local investment offices in many of the major markets across Europe and Asia, our sub-advisors bring the perspective and expertise necessary to enter these markets. We continue to research markets around the globe that offer opportunities that are consistent with our strategy and capital availability. For instance:

•

Opportunities in Europe require the review of individual markets including countries that are “Eurozone” members sharing a common currency, as well as other areas such as the United Kingdom. While project financing is generally difficult to obtain, we believe we will be able to participate as a co-investor or partner in larger-scale redevelopment projects or invest directly in smaller projects and, in so doing, diversify our portfolio. We are currently evaluating projects located in Europe but do not expect to close on an international acquisition in 2011.

•

Asia is experiencing a surge in population, a strengthening of household incomes and a trend toward urbanization. These attributes have fueled demand for office and retail properties. Growth in GDP throughout Asia (excluding Japan) is expected to outpace the U.S. and Europe. The marked growth of retail centers in Asia, designed to keep up with demand for goods, has revealed the relative inexperience of developers serving that market, while many existing retail centers suffer from obsolescence and require basic refurbishment.

Our initial investment focus has been to invest in real estate either directly or through joint ventures. Our range of investments may also include commercial real estate-related debt and securities such as B notes, mezzanine loans or commercial mortgage-backed securities. While there may be opportunities that align with our objective to achieve growth in the value of such assets, we expect that near-term substantially all assets we buy will be real estate. In some cases, we may buy equity in a real estate project that requires classification as a security for financial reporting purposes.

We seek to invest in assets that have future growth potential, and these can be found across many different asset classes. Surveying the market and our pipeline of viable deals as of the date of this Supplement, several key asset classes are seen with greater recurrence. We particularly favor bank owned or distressed office assets where the seller is motivated to sell. We also believe multi-family development projects align well with our growth strategy. The confluence of factors such as the housing market bubble, general economic decline, unemployment, decreased housing starts and the inability of many to qualify for home loans, has created a growing number of residential renters in markets where supply had become worn and dated. We are currently negotiating a second multi-family development project.

As we continue to investigate investments on a domestic and international basis, our investment decisions will be based on a variety of factors that are typically indicative of potential growth in value of the properties under consideration. Such factors include, among other things, location, functionality and property condition, price or cost per square foot or per unit, replacement cost, population growth and market fundamentals such as regional and local economic and lifestyle conditions, favorable supply and demand characteristics in the asset class, the sale history of comparable properties in the area, the ability to source and obtain favorable financing, and if development, the timing of the development of the project in the overall development cycle for the area. Geographic areas will vary based on the number of factors that coalesce to create favorable investment opportunities. As a result, at any point in time our assets may be more heavily weighted in one or more geographic areas over other areas, but we believe that our strategy will ultimately result in a well diversified global portfolio.

Fees and Expenses Incurred and Payable to our Advisor and its Affiliates

This section contains certain information that supplements and updates the information under, and should be read together with, the section entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 107 of the prospectus.

Our Managing Dealer, CNL Securities Corp., is entitled to selling commissions of up to 7% of Gross Proceeds and marketing support fees of 3% of Gross Proceeds for shares sold in connection with our offering, all or a portion of which may be paid to third party participating broker dealers by our Managing Dealer. No selling commissions or marketing support fees will be paid in connection with shares sold pursuant to our Distribution Reinvestment Plan.

For the nine months ended September 30, 2011 and the year ended December 31, 2010, we incurred the following fees due to our Managing Dealer in connection with our offering:

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010

Selling commissions	$ 1,430,327	$ 847,768
Marketing support fees	612,998	363,329

	$ 2,043,325	$ 1,211,097

Our advisor and certain affiliates are entitled to receive fees and compensation in connection with the acquisition, management and sale of our assets, as well as the refinancing of our debt obligations, including debt obligations of our subsidiaries. In addition, our advisor and its affiliates are entitled to reimbursement of actual costs incurred on our behalf in connection with our organization, offering, acquisitions and operating activities.

For the nine months ended September 30, 2011 and the year ended December 31, 2010, we incurred the following fees and reimbursable expenses due to our advisor and its affiliates:

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010
Reimbursable expenses:
Offering costs	$ 1,038,986	$ 629,794
Acquisition costs	16,676	–
Operating expenses	605,542	1,274,399

	1,661,204	1,904,193

Investment Services Fees (1)	447,597	–
Asset Management Fees	12,786	–

	$ 2,121,587	$ 1,904,193

(1)	This amount represents the fee paid the advisor in connection with an investment in the Long Point Property, a development property, which is equal to 1.85% of our proportionate share (95%) of the purchase price and budgeted development and construction costs relating to the Long Point Project. Upon completion of construction, to the extent the amounts actually paid relating to the Long Point Project vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will reimburse or invoice us for 1.85% of the variance. This amount excludes fees paid in connection with the purchase of Gwinnett Center which occurred after September 30, 2011.

Amounts due to related parties for fees and reimbursable costs and expenses described above were as follows as of :

	September 30,	December 31,
	2011	2010
Due to Managing Dealer:
Selling commissions	$ 17,527	$ 23,769
Marketing support fees	7,511	10,187

	25,038	33,956

Due to our advisor and its affiliates:
Reimbursable offering costs	12,519	16,978
Reimbursable operating expenses	805,960	576,467

	818,479	593,445

	$ 843,517	$ 627,401

We incur operating expenses which, in general, are those expenses relating to our administration on an ongoing basis. Pursuant to the advisory agreement, the advisor shall reimburse us the amount by which the total operating expenses paid or incurred by us exceed, in any four consecutive fiscal quarters commencing with the year ended September 30, 2011, the 2%/25% Guidelines, unless a majority of our Independent Directors determines that such excess expenses are justified based on unusual and nonrecurring factors. On November 4, 2011, our Independent Directors determined that operating expenses for the four consecutive fiscal quarters ended September 30, 2011, including $1.2 million in excess of the 2%/25% Guidelines, were justified based on a number of factors, among which are (i) the time necessary to educate financial advisors and investors about our growth-orientation, and our complimentary stock dividend; (ii) our strategy of investing in assets that require repositioning or development and the timing and amount of our initial investments; and (iii) the operating expenses necessary as a public company.

As of September 30, 2011, we had raised approximately $33.3 million in proceeds through this offering. We have and will continue to incur Organizational and Offering Expenses in connection with our offering and issuance of shares. In accordance with our articles of incorporation, the total amount of such Organizational and Offering Expenses paid by us may not exceed 15% of the aggregate Gross Proceeds. Organizational and Offering Expenses, excluding selling commissions and marketing support fees, are generally funded by our advisor and subsequently reimbursed by us, subject to the 15% imitation described above. The advisor has incurred an additional $6.1 million of costs on our behalf in connection with this offering (exceeding the 15% limitation on expenses) as of September 30, 2011. We will recognize these expenses in future periods as we receive future offering proceeds to the extent such costs are within such 15% limitation.

Distributions Declared

This section contains certain information that supplements and updates the information under, and should be read together with, the section “DISTRIBUTION POLICY” beginning on page 113 of the prospectus.

We currently declare stock distributions daily and issue them on a quarterly basis to our stockholders. Using a stock distribution in lieu of a cash distribution allows us to preserve cash as properties achieve stabilization. Over time, we would expect to transition to a cash distribution or a combination of cash and stock.

On June 24, 2010, our board of directors authorized a daily stock distribution equal to 0.000219178 of a share of common stock on each outstanding share of common stock (which is equal to an annualized distribution rate of 0.08 of a share based on a 365 days calendar year), payable to all common stockholders of record as of the close of business on each day commencing on July 1, 2010 and continuing each calendar quarter thereafter until terminated or amended by our board of directors.

The distribution of solely new common stock to our stockholders is not currently included as a component of the recipient’s gross income under the Internal Revenue Code and is therefore not taxable when received.

The following table represents total stock distributions declared and issued for the nine months ended September 30, 2011 and the year ended December 31, 2010:

Periods	Share Distributions per Share Held	Total Share Distributions

2011 Quarters
First	0.000219178	32,757
Second	0.000219178	49,667
Third	0.000219178	64,890

Total as of September 30, 2011	0.000657534	147,314

2010 Quarters
Third(1)	0.000219178	12,514
Fourth	0.000219178	20,902

Total as of December 31, 2010	0.000438356	33,416

(1)	Distributions began accruing on July 1, 2010.

We did not have distributable earnings in 2010 or during the nine months ended September 30, 2011. Stock distributions preserve cash as properties achieve stabilization. No assurances can be made that distributions will be sustained at current levels. Our board of directors intends to evaluate our distribution policy on a quarterly basis and reserves the right to change the per share distribution amount or otherwise amend or terminate our distribution policy.

SUITABILITY STANDARDS

The following paragraph is added after the bullet points under the heading “SUITABILITY STANDARDS” on page (i) of the prospectus.

An investment in our shares involves a significant risk and may be suitable for persons who have adequate financial means, are seeking a growth oriented investment that offers the potential for capital appreciation, and who will not need immediate liquidity form their investment.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following question and response replaces in its entirety the corresponding question and response under the heading “QUESTIONS AND ANSWERS ABOUT THIS OFFERING” on page 23 of the prospectus. This should also be read in conjunction with our discussions under the headings “SUMMARY OF DISTRIBUTION REINVESTMENT PLAN” beginning on page 108, SUMMARY OF REDEMPTION PLAN” beginning on page 111, and “PLAN OF DISTRIBUTION – Subscription Procedures” beginning on page 153 of the prospectus.

Q.	Who is the transfer agent?

A.	DST Systems, Inc. is our transfer agent. Its telephone number is (866) 650-0650. Its address is:

Global Growth Trust

c/o DST Systems, Inc.

210 W. 10th Street, 8th Floor

Kansas City, Missouri 64105

Effective September 1, 2011, DST Systems, Inc. (“DST”) became our transfer agent pursuant to an assignment and assumption agreement whereby DST assumed the obligations of our former transfer agent, Boston Financial Data Services, Inc. (“BFDS”), under our existing transfer agency agreement. This was a seamless transfer of obligations as DST previously had been providing substantially all of the technological services for us on behalf of BFDS.

PROSPECTUS SUMMARY

The following supersedes and replaces in full the sixth bulleted paragraph on page 5 of the prospectus under the heading “PROSPECTUS SUMMARY – Risk Factors;” and, this should also be read in conjunction with the information under the headings “PROSPECTUS SUMMARY – Our Distribution Policy” on page 15 of the prospectus and “DISTRIBUTION POLICY” commencing on page 113 of the prospectus.

•

Until the proceeds from this offering are invested and generating operating cash flow or funds from operations sufficient to make distributions to our stockholders, we may determine not to pay cash distributions or to pay some or all of our distributions from other sources, such as from the proceeds of this offering, cash advances to us by our advisor, cash resulting from a deferral of asset management fees or other fees, and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow, which may reduce the amount of capital we ultimately invest in assets. We have made, and we may continue to make, distributions in the form of shares of our common stock, which will cause the interest of later investors in our stock to be diluted as a result of stock that has been distributed to earlier investors. We have not established any limit on the extent to which we may use borrowings, proceeds of this offering or shares of our common stock to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level.

SELECTED FINANCIAL DATA

The following selected financial data for Global Growth Trust, Inc. should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Supplementary Data which are incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2010 and our quarterly report on Form 10-Q for the nine months ended September 30, 2011:

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010(1)	2009(1)	2008(1)
Operating Data:
Net loss	$(1,030,264)	$(1,021,729)	$(1,402,979)	$–	$–
Net loss per share (basic and diluted)	(0.40)	(1.45)	(1.58)	–	–
Weighted average shares outstanding (basic and diluted) (2)	2,576,089	705,430	890,042	–	–
Cash used in operating activities	(669,870)	(566,863)	(836,067)	–	–
Cash used in investing activities	(4,832,467)	–	–	–	–
Cash provided by financing activities	17,418,476	6,050,521	10,805,908	–	–

Balance Sheet Data:
Real estate assets	$5,425,926	$–	$–	$–	$–
Cash and cash equivalents	22,085,601	5,683,279	10,169,462	199,621	200,200
Total assets	27,957,791	5,740,770	10,192,459	364,500	200,200
Total liabilities	1,591,664	534,439	640,464	164,500	200
Total equity	26,366,127	5,206,331	9,551,995	200,000	200,000

Other Data:
Funds from operations (“FFO”) (3)	$(1,030,264)	$(1,021,729)	$(1,402,979)	$–	$–
FFO per share	(0.40)	(1.45)	(1.58)	–	–
Properties owned at the end of period	1	–	–	–	–

(1)	Operations commenced on April 26, 2010 when we received the Minimum Offering and approximately $2.3 million were released from escrow. The results of operations for the years ended December 31, 2010, 2009 and 2008 are not indicative of future performance due to the limited time during which we were operational and having not yet completed our first investment. The results of operations for the year ended December 31, 2010 includes only organizational costs incurred on our behalf by our advisor, and general, operating and administrative expenses. Selected financial data for 2008 covers the period December 12, 2008 (date of inception) through December 31, 2008.

(2)	For purposes of determining the weighted average number of shares of common stock outstanding, stock distributions are treated as if they were issued at the beginning of the periods presented. Therefore, the weighted average shares outstanding include stock distributions declared through September 30, 2011, as if they were outstanding for the full periods presented.

(3)	FFO is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, as one measure to evaluate our operating performance.

FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate has historically not depreciated on the basis determined under GAAP. We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income (loss) alone.

Accordingly, we believe that in order to facilitate a clear understanding of our operating performance between periods and as compared to other equity REITs, FFO should be considered in conjunction with our net income (loss) and cash flows. FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income (loss)), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net income (loss) determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies.

THE ADVISOR AND THE ADVISORY AGREEMENT

This section contains certain information that supplements and updates the information under, and should be read together with, the section “THE ADVISOR AND THE ADVISORY AGREEMENT – Sub-Advisors,” and “—Property Manager - Sub-property managers,” beginning on pages 102 and 105, respectively, of the prospectus.

Macquarie Global Growth Advisors, LLC (the “MREAS Sub-Advisor”) and Macquarie Global Growth Managers, LLC (the “MREAS Property Manager”) are wholly-owned subsidiaries of Macquarie Real Estate Advisory Services LLC (“MREAS”). The MREAS Sub-Advisor and MREAS Property Manager entered into a sub-advisory agreement and sub-property management agreement with our advisor and our property manager, respectively, with respect to investments in Australia (the “Sub-Agreements”). As a result of an internal Macquarie reorganization, MREAS has succeeded to all of the rights and responsibilities as a sub-advisor and sub-property manager of the MREAS Sub-Advisor and the MREAS Property Manager under their respective Sub-Agreements. Therefore, MREAS has become the sole sub-advisor and sub-property manager with respect to our investments in Australia. Any reference in the prospectus to the MREAS Sub-Advisor and the MREAS Property Manager now refer to Macquarie Real Estate Advisory Services LLC.

PLAN OF DISTRIBUTION

The following supersedes and replaces in full the paragraph under the heading “PLAN OF DISTRIBUTION – Investments through IRA Accounts” on page 154 of the prospectus.

Investments through IRA Accounts

Community National Bank (“CNB”) has agreed to act as an IRA custodian for our stockholders who have or desire to establish with CNB an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. Such agreement is subject to change and terminable upon 90 days notice by CNB or the Company. For investors whose subscriptions are accepted by the Company and who are admitted as stockholders up to and including December 30, 2011, we will pay the annual maintenance fee for the calendar year in which a subscriber first purchases our shares through an investor account with CNB unless such annual maintenance fee has already been paid by one or more third parties prior to the purchase of any shares through an investor account with CNB. Subscribers who choose CNB as IRA custodian are responsible for paying subsequent annual maintenance fees and any other fees for such accounts. Investors admitted as stockholders after December 30, 2011 will be responsible for payment of their first annual maintenance fee and all subsequent fees. Our payment of the annual maintenance fee will be treated as a purchase price adjustment and result in a lower tax basis in the shares purchased by the IRA. In some cases, the purchase price adjustment may be shared among investments purchased for the account. Subscribers who choose a different IRA custodian are responsible for paying annual maintenance fees and other fees related to such account. Further information as to these custodial services is available through our Managing Dealer or a participating broker.

EXPERTS

The following paragraph replaces the corresponding paragraph under the heading “EXPERTS” on page 157 of the prospectus.

The consolidated financial statements of CNL Macquarie Global Growth Trust, Inc. incorporated in this post-effective amendment to the Registration Statement on Form S-11 (No. 333-156479) by reference to the Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents that we have filed separately with the Commission. The information incorporated by reference is deemed to be a part of our prospectus and the information that we later file with the Commission may update and supersede the information in our prospectus, including information incorporated by reference. For information on how to access this information, see the section “WHERE YOU CAN FIND MORE INFORMATION” on page 158 of the prospectus.

The documents listed below are incorporated by reference into the prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with Commission rules.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 3, 2011.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 filed on May 12, 2011.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 filed on August 12, 2011.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 filed on November 14, 2011.

•	Current Report on Form 8-K, dated May 20, 2011 filed on May 23, 2011.

•	Current Report on Form 8-K, dated June 30, 2011 filed on July 1, 2011.

•	Current Report on Form 8-K dated October 3, 2011 filed on October 6, 2011.

•	Current Report on Form 8-K dated October 17, 2011 filed on October 20, 2011.

Upon request we will provide to each person, including a beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

DEFINITIONS

The following definitions supersede and replace in full the corresponding definitions under the heading “DEFINITIONS” commencing on page 159 of the prospectus.

“MREAS Property Manager” means Macquarie Real Estate Advisory Services LLC, a Delaware limited liability company.

“MREAS Sub-Advisor” means Macquarie Real Estate Advisory Services LLC, a Delaware limited liability company.